                               EXHIBIT 11



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NationsBank Corporation
NationsBank Coporate Center
Charlotte NC 28225

NationsBank


                               CONFIDENTIAL


January 31, 1995



Delcor, Inc.
1110 East Morehead Street
Charlotte, NC   28204

Attention:  Mr. W. D. Cornwell, Jr.
         President

Gentlemen:

NationsBank, N.A. (Carolinas) and NationsBank Corporation or an affiliate thereof (collectively, "NationsBank") are pleased to confirm to Delcor, Inc. ("Delcor"), their commitment to provide to National Gypsum Company (the "Company"), on the terms, for the purposes and subject to the conditions set forth below and in the summary of certain terms attached hereto (the "Term Sheets") the following:
(i) a senior debt facility (the "Senior Debt Facility") in an aggregate amount of up to $162,500,000, (ii) a subscription to purchase from the Company Cumulative Mandatorily Redeemable Preferred Stock
(the "Preferred Stock") in an aggregate amount of $50,000,000  and
(iii) the purchase of 784,999 shares of Class B Common Stock of the Company for a cash purchase price per share equal to the Transaction Price (as defined below) (the "Common Equity"). As NationsBank understands the proposed transaction (the "Transaction"), Delcor will enter into a reclassification agreement (the
"Transaction Agreement") with the Company that will provide for the redemption of approximately 75% of the outstanding Common Stock of the Company held by persons other than NationsBank, Delcor (and its affiliates) and First Union National Bank of North Carolina and its affiliates (collectively, "First Union"). The redemption price per share will not exceed the amount discussed between NationsBank and Delcor (the "Transaction Price"). The Senior Debt Facility, the Preferred Stock proceeds and the Common Equity (collectively, the "NationsBank Financing") are being provided to enable the Company to (i) complete the Transaction, (ii) provide for the ongoing working capital and capital spending needs of the Company, and (iii) pay certain fees and expenses related to the Transaction. If the Transaction is restructured as a dividend, a cash-out merger, or otherwise, this commitment letter and the Term Sheets shall be modified to reflect the revised structure.

This Commitment Letter replaces and supersedes the Commitment Letter between NationsBank and Delcor, dated November 15, 1994, except with respect to the indemnification, contribution and expense reimbursement provisions thereof, which remain in full force and effect.

NationsBank's commitment is to provide 50% of a $325,000,000 Senior Debt Facility that will be co- agented by NationsBank and First Union.
First Union will commit to provide 50% of the Senior Debt Facility and will also (i) purchase $50,000,000 of Preferred Stock and (ii) contribute 784,999 of common stock of the Company in exchange for 784,999 shares of Class B Common Stock of the Company.

Our commitment to provide the NationsBank Financing will be funded simultaneously with the completion of the Transaction and is subject to the conditions set forth herein and in the attached Term Sheets, including the right to assign or transfer all or part of this commitment for the NationsBank Financing to any of our affiliated corporations or banks and to any third parties. Our commitment to provide the NationsBank Financing will terminate on September 30, 1995 if the Transaction shall not have become effective on or prior to such date.

You agree that this Commitment Letter is for your confidential use only and will not be disclosed by you to any person other than your accountants, attorneys and other advisors and the Company and such of their respective officers, directors, agents, accountants, attorneys and other advisors as need to be provided therewith, and only then in connection with the Transaction and on a confidential basis, except that you may make public disclosure of the existence and amount of NationsBank's commitment and undertaking hereunder, you may file a copy of the Commitment Letter in any public record in which it is required by law to be filed, and you may make such other public disclosure of the terms and conditions hereof as you are required by law, in the reasonable opinion of your counsel, to make.

Delcor agrees to indemnify each of NationsBank and its affiliates and their respective directors, officers, employees, agents and controlling persons (each, an "Indemnified Party") from and against any and all losses, claims (whether valid or not), damages and liabilities, joint or several, to which such Indemnified Party may become subject, related to or arising out of the Transaction and will reimburse each Indemnified Party for all expenses (including reasonable attorneys' fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising
therefrom.   Notwithstanding the foregoing, the obligation to
indemnify any Indemnified Party hereunder shall not apply in respect of any loss, claim, damage or liability to the extent that a court of competent jurisdiction shall have determined by final judgment that such loss, claim, damage or liability resulted from such Indemnified Party's willful malfeasance, gross negligence or bad faith. In the event that the foregoing indemnity is unavailable or insufficient to hold an Indemnified Party harmless, then Delcor will contribute to amounts paid or payable by such Indemnified Party in respect of such Indemnified Party's losses, claims, damages or liabilities in such proportions as appropriately reflect the relative benefits received by and fault of Delcor and such Indemnified Party in connection with the matters as to which such losses, claims, damages or liabilities relate and other equitable considerations.

If any action, proceeding, or investigation is commenced, as to which any Indemnified Party proposes to demand such indemnification, it shall notify Delcor with reasonable  promptness; provided, however, that any failure by such Indemnified Party to notify Delcor shall not relieve Delcor from its obligations hereunder except to the extent
Delcor is prejudiced thereby.   Delcor shall be entitled to assume
the defense of any such action, proceeding, or investigation, including the employment of counsel and the payment of all fees and expenses.
The Indemnified Party shall have the right to employ separate counsel in connection with any such action, proceeding, or investigation and to participate in the defense thereof, but the fees and expenses of such counsel shall be paid by the Indemnified
Party, unless (a) Delcor has failed to assume the defense and employ counsel as provided herein, (b) Delcor has agreed in writing to pay such fees and expenses of separate counsel, or (c) an action, proceeding, or investigation has been commenced against the Indemnified Party and Delcor and representation of both Delcor and the Indemnified Party by the same counsel would be inappropriate because of actual or potential conflicts of interest between the parties (in the case of NationsBank, the existence of any such actual or potential conflict of interest to be determined by NationsBank, taking into account, among other things, any relevant regulatory concerns). In the case of any circumstance described in clauses (a),
(b), or (c) of the immediately preceding sentence, Delcor shall be responsible for the reasonable fees and expenses of such separate counsel; provided, however, that Delcor shall not in any event be required to pay the fees and expenses of more than one separate counsel for all Indemnified Parties. Delcor shall be liable only for settlement of any claim against an Indemnified Party made with Delcor's written consent.

Delcor agrees to pay to us the fees for the Senior Debt Facility outlined in the fee letter and supplemental fee letter, each dated
the date hereof (the "Fee Letters").   Delcor also agrees to
reimburse us for all of our out-of-pocket expenses (including the reasonable fees and disbursements of our counsel) in connection with the Transaction and the NationsBank Financing, described herein.

The provisions of the three immediately preceding paragraphs shall survive any termination of this letter.

Delcor acknowledges that NationsBank has advised Delcor that the services to be provided hereunder and the amount of fees and the obligation to reimburse expenses are in no way conditioned upon Delcor's obtaining from NationsBank or any affiliate of NationsBank any other service or any loan or other financial product.

If you are in agreement with the foregoing, please sign and return the enclosed copy of this letter and the Fee Letters to NationsBank no later than 5:00 p.m. Eastern Standard Time, on or before January
31, 1995. This commitment shall terminate at such time unless a signed copy of this letter and the Fee Letters have been delivered to us.

Very Truly Yours,

NATIONSBANK CORPORATION



By:     Edward J. Brown, III
     Edward J. Brown, III
     President, Corporate Bank


NATIONSBANK, N.A. (CAROLINAS)



By:     Edward J. Brown, III
     Edward J. Brown, III
     President, Corporate Bank


Agreed to and accepted this
31st day of January, 1995

DELCOR, INC.



By:    W. D. Cornwell, Jr.
     W. D. Cornwell, Jr.
     President

                         NATIONAL GYPSUM COMPANY

                        Summary of Certain Terms


                          Senior Debt Facility


Borrower:             National Gypsum Company (the "Company").

Facility:             A five-year Reducing Revolving Credit Facility (the
                       "Revolver" or the "Senior Debt Facility").

Commitment:           $325,000,000, subject to the mandatory commitment
                      reductions outlined below (the "Commitment")

Maturity Date:        The later of June 30, 2000 or the date five years after
                      the Closing Date.

Agents: NationsBank, N.A. (Carolinas) ("NationsBank") and First Union National Bank of North Carolina ("First Union") (collectively, the "Agents").

Administrative Agent: NationsBank

Syndication Agent:    First Union


Lenders: NationsBank and First Union, and a group of other financial institutions reasonably acceptable to the Agents and the Company (the "Lenders").

Use of Proceeds:      To consummate the Transaction described in the Commitment
                      Letter, to pay certain fees and expenses related to the Transaction and to provide for the Company's ongoing working capital and capital spending requirements.

Interest Rates:       The interest rates on the Revolver will be a function of
                      the Company's Total Funded Debt to Operating Cash Flow
                      ("Leverage Ratio") as determined quarterly on a rolling four quarters basis. Operating Cash Flow will equal the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA"). The Company will have the option of borrowing at a spread over the Base Rate
                      (defined as the higher of the Administrative Agent's
                      Prime Rate, the Three Month CD Rate plus .50%, and the
                      Federal Funds Rate plus .50%) or the Adjusted
                      London Interbank Offered Rate ("LIBOR"). The applicable rates will be based on the following table:


                         Leverage        Spread Over          Spread Over
                          Ratio             Base                 LIBOR

                        > 2.0x              1.25%                2.75%

                        -
                         1.50x - 1.99x      0.75%                2.25%
                         1.00x - 1.49x      0.25%                1.75%
                         0.50x -  .99x      0.00%                1.25%
                       <  .50x              0.00%                0.75%


                      The interest rates on the Revolver will increase by two (2) percentage points per annum upon the occurrence and during the continuance of any payment default under the Loan Agreement.

                      The Loan Agreement shall include the Agents' standard protective provisions for such matters as increased costs, funding losses, illegality and withholding taxes.

Interest Payments:    At the end of each applicable Interest Period or
                      quarterly, if earlier, calculated on an actual 360 day basis for both Base Rate and LIBOR Loans.

Interest Periods:     LIBOR interest periods:  30, 60, or 90 days, subject to
                      availability.

Interest Rate
Protection:           Within 90 days following the closing, the Company
                      must obtain reasonably acceptable interest rate protection through interest rate swaps, caps or other instruments reasonably satisfactory to the Agents, against increases in interest rates for a minimum of $100,000,000 or such lesser amount as the Agents may agree, for a period of at least two years. In the event the Company obtains Interest Rate Protection from any Lender, then such Lender may secure the Company's obligations thereunder on a pari-passu basis with the Senior Debt Facility.

Facility Fee:         1/2 of 1% per annum, on the unutilized portion of the
                      Revolver Commitment, payable quarterly in arrears.

Security:             A perfected first priority security interest in all of
                      the Company's assets, including the pledge of the stock of all the Company's subsidiaries.

Mandatory Reductions: The Revolver Commitment shall be reduced by $40,000,000 on each anniversary of the Closing Date. The maximum available amount under the Revolver during any year is as follows:

                                                     Revolver
                            Year                    Commitment

                             1                      $325,000,000
                             2                      $285,000,000
                             3                      $245,000,000
                             4                      $205,000,000
                             5                      $165,000,000



                      Any outstanding amounts under the Revolver on the Maturity Date shall be payable in full.

                      In addition to the scheduled reductions, the Revolver Commitment will be reduced on an annual basis in an amount equal to 50% of the Company's Excess Cash Flow (defined as net income plus depreciation, amortization and all other non-cash charges, adjusted for changes in working capital, minus capital expenditures, principal payments and permitted dividends) for such period, beginning with the period ending December 31, 1996.

                      The Revolver Commitment will also be reduced by the amount equal to the net cash proceeds in excess of $5,000,000 from the sale of any of the Company's assets outside the normal course of business. In addition, the Revolver will be payable in full immediately upon any change of control which results in Delcor, Inc. or its affiliates owning less than 51% of the voting Common Stock of the Company.

Mandatory
Prepayments:          The Company will be required to prepay the Revolver from
                      time to time as necessary to insure that the outstanding balance on the Revolver does not exceed the Revolver Commitment.

Voluntary
Prepayments:          The Company may reduce the amount outstanding under the
                      Revolver at any time and thereafter reborrow. In addition, the Company may, at its option, upon five business days' notice to the Agents, permanently reduce the unutilized portion of the Revolver in part (in principal amounts of at least $1,000,000 or, if greater, an integral multiple thereof) or in whole.


Conditions Precedent
to Closing:           The funding of the Revolver will be subject to
                      satisfaction of customary conditions precedent for similar financings and for this transaction in particular, including but not limited to each of the following:

                      (i) All documentation relating to the Revolver shall have been completed and reviewed to the Agents' and their counsels' satisfaction;

                      (ii) Delcor and the Company shall have entered into a
                           definitive agreement (the "Transaction Agreement"), on terms acceptable to the Agents in their sole discretion, and the Transaction contemplated thereby shall be consummated simultaneously with the funding of the Revolver;

                     (iii) The Agents shall have received an environmental
                           survey (or audit if so requested), acceptable in form to the Agents and prepared by the Company
                           (or an environmental assessment firm acceptable to the Agents) with respect to the Company's fixed assets;

                      (iv) The Company shall have received a commitment for a
                           $162,500,000 Senior Debt Facility from First Union on the same terms and conditions as outlined herein;

                      (v) The Company shall have received a minimum of $100,000,000 in cash proceeds from the issuance of Cumulative Mandatorily Redeemable Preferred Stock on terms and conditions reasonably acceptable to the Agents;

                      (vi) The Company shall have received $150,000,000 in cash
                           proceeds from the issuance of voting Common Stock to Delcor, Inc. on terms and conditions reasonably acceptable to the Agents;

                     (vii) The Company shall have received cash proceeds from
                           the issuance of 784,999 shares of Class B Common Stock to NationsBank, in an amount equal to the Transaction Price per share, on terms and conditions reasonably acceptable to the Agents;

                    (viii) The Company shall have issued 784,999 shares
                           of Class B Common Stock to First Union in exchange for 784,999 shares of the Company's voting Common Stock;

                      (ix) All governmental, regulatory, shareholder and third
                           party consents and approvals, if any, necessary to effect the Transaction and related financing shall have been obtained and remain in effect;

                      (x) No material adverse change shall have occurred in the business, assets, financial condition, prospects, or results of operations of the Company and its subsidiaries, taken as a whole, and, except as specifically disclosed in the most recent form 10-Q and any subsequent form 8-K filed by the Company prior to the date hereof with the Securities and Exchange Commission, there shall exist no condition, event, or occurrence that, individually or in the aggregate, could reasonably be expected to result in a material adverse change in the business, assets, financial condition, prospects, or results of operations of the Company and its subsidiaries, taken as a whole;

                      (xi) The Rights Agreement dated November 23, 1994,
                           between the Company and Wachovia Bank of North Carolina, N.A., shall have been terminated or appropriately amended, in form and substance satisfactory to the Agents, so that the consummation of the Transaction will not cause the rights issued thereunder to become exercisable.

                     (xii) All of the Company's existing senior
                           indebtedness shall be repaid in full at closing;

                    (xiii) There shall not be any pending proceeding
                           requesting an injunction or a restraining order with respect to the Transaction or the NationsBank Financing or challenging the validity or enforceability of the Transaction or the NationsBank Financing;

                    (xiv) If requested, the Agents shall have received appraisals in satisfactory form on certain of the Company's fixed assets prepared by an independent valuation firm acceptable to the Agents; and

                     (xv) The Agents shall have received such other documents, opinions, certificates and agreements in connection with the Transaction and the Senior Debt Facility, all in form and substance satisfactory to the Agents as they shall reasonably request.

Representations
and Warranties:       The Loan Agreement will include representations and
                      warranties customarily found in the Agents' loan agreements for similar financings and any additional representations and warranties appropriate in the context of the proposed Transaction, including that the Company has made all requisite filings with the Securities and Exchange Commission and that such filings contained no material misstatements or omissions as of the date of filing.

Covenants:            The Loan Agreement will include covenants customarily
                      found in the Agents' loan agreements for similar financings and any additional covenants appropriate in the context of the proposed Transaction. Such covenants shall in any event include:

                      (1)  Limitations on Liens;

                      (2) Limitations on Cash Dividends, Distributions and Stock Repurchases;

                      (3)  Limitations on Additional Indebtedness;

                      (4) Limitations on Transactions with Shareholders and Affiliates;

                      (5) Limitations on Capital Expenditures and Cash Acquisitions; and

                      (6) Certain other covenants, including financial covenants (such as fixed charge and interest coverage ratio tests, leverage tests, and minimum current ratio tests) acceptable to the Agents.

Permitted Dividends:  So long as no Event of Default has occurred and is continuing, the Company will be permitted to pay cash dividends on the Preferred Stock and Common Stock in amounts of up to 50% of the Company's net income calculated prior to giving effect to the dividend for such period (the "Permitted Dividends") as long as (i) the Company has at least $25,000,000 of cash and/or availability under the Revolver and (ii) the Company's ratio of Total Funded
                      Debt to Operating Cash Flow on a trailing four quarters basis is less than 2.0x. Permitted Dividends may be paid on a quarterly basis no sooner than 15 days after receipt by the Lenders of the Company's quarterly financial statements confirming compliance with the above conditions.
                      Cash dividends shall not be permitted
                      if after giving effect to such payment, the Company would be in default of the Senior Debt Facility or the conditions outlined above.

Permitted
Indebtedness:         So long as no Event of Default has occurred and
                      is continuing, the Company will be permitted to incur additional indebtedness (the
                      "Permitted Indebtedness") as long as (i) the sum of all Permitted Indebtedness and the Commitment is equal to or less than $425,000,000; (ii) the Company's ratio of Total Debt (including the unutilized portion of the Revolver) to Operating Cash Flow on a trailing four quarters basis is less than 3.0x;
                      and (iii) the terms and conditions of the Permitted
                      Indebtedness are reasonably satisfactory to the Agents.

Events of Default:    Those customarily found in the Agents' loan agreements for similar financings and any additional events of default appropriate in the context of the proposed Transaction.

Syndication:          Following the signing of a definitive Transaction
                      Agreement between Delcor and the Company, the Company shall use its best efforts to assist the Agents in syndicating the Senior Debt Facility.
                      The initial syndication shall be a coordinated process under which both Agents shall reduce their commitments on a pro-rata basis until such time as they reach their desired hold level or mutually agree to terminate the joint syndication process.

Assignments
and Participation:    After completion of the initial syndication process, any
                      Lender may participate or assign its interest in the Senior Debt Facility in minimum amounts of at least
                      $5,000,000 subject to the approval
                      of the Company and the Agents, which shall not be unreasonably withheld. In addition, at any time, any Lender may transfer all or part of its commitment under the Senior Debt
                      Facility to an affiliate.

Miscellaneous:        (1)  North Carolina state law to govern;

                      (2) All terms and conditions contained in the Agreements to be reasonably satisfactory to the Agents and to their counsel. The Company shall reimburse the Agents for all reasonable out-of pocket expenses including, but not limited to, the reasonable fees and disbursements of their counsel in connection with the preparation and execution of the Agreements and the reasonable fees and expenses of any third party consultants retained to assist the Agents in analyzing any environmental, asbestos or solvency related issues, in each case whether or not the transactions herein contemplated shall be consummated or the Senior Debt Facility shall be executed or closed;

                      (3) Usual provisions regarding survival of Agreements, waiver and delay, extensions of maturity, modifications of agreements, severability, counterparts and enforcements, headings, definition of accounting terms in accordance with GAAP, waiver of jury trial; and

                      (4) The Loan Agreement shall contain voting requirements that shall allow 66 2/3% in principal amount to approve certain waivers, modifications and amendments subject to customary unanimity requirements.

             Cumulative Mandatorily Redeemable Preferred Stock



Issuer:             National Gypsum Company (the "Company").

Facility:           Cumulative Mandatorily Redeemable Preferred Stock (the
                    "Preferred Stock").

Amount:             $50,000,000 (the "Purchase Price").

Shares Issued:      50,000.

Price Per Share:    $1,000 (the "Purchase Price Per Share").

Purchaser:          NationsBank Corporation or an affiliate thereof
                    ("NationsBank").

Use of Proceeds:    To facilitate the consummation of the Transaction as
                    described in the Commitment Letter.

Redemption Date:    8 years from closing.

Dividend Rate:      9.0%.

Dividend Payments:  Quarterly; to be paid in cash, subject to the terms of the
                    Senior Debt Facility.

Call Protection:         None.


Voting Rights:      Non-voting, unless required to comply with the Company's
                    bankruptcy order, in which case the Preferred Stock will have minimal voting rights (voting together with common shareholders as a single class).

Conditions
Precedent:          The purchase of the Preferred Stock will be subject to
                    the execution of a satisfactory Preferred Stock
                    Agreement, and any necessary related documents; as well as the satisfaction of conditions precedent as outlined in the Senior Debt Facility, which are hereby incorporated by reference, and any other conditions deemed appropriate by the Purchaser for similar financings and for this transaction in particular.

Protective
Provisions:         The Company shall not, without first obtaining consent
                    or approval of the holders of at least two-thirds of the Preferred Stock, do any of the following:

                    (i) Create any senior stock having preference or priority over the Preferred Stock as to dividends or upon redemption, liquidation, winding up or dissolution;

                    (ii) Adversely amend or alter any preferences, rights or
                         powers of the Preferred Stock;

                   (iii) Pay other than Permitted Dividends, provided,
                         however, that once all dividends have been paid on the Preferred Stock in cash, the Company may pay cash dividends on the Common
                         Stock in an annual amount not to exceed (i) 2.5% multiplied by (ii) an amount equal to (x) the Transaction Price Per Share multiplied by (y) the total Shares of voting and Class B
                         Common Stock outstanding; and

                    (iv) Except as contemplated by the Transaction Agreement,
                         redeem or repurchase any junior stock, warrants or other parity stock.

Certain Events:          The following shall constitute an Event:


                    (i) Failure to declare and pay quarterly dividends on the Preferred Stock in full;

                   (ii) Failure to redeem or pay the Redemption Price in full when required;

                  (iii) Certain events of bankruptcy, receivership or similar proceedings; and

                   (iv)  Failure to observe any Protective Provisions.

Rights Upon
an Event:           Upon and during the continuance of an Event, the Purchaser may elect one representative to the Board of Directors of the Company.

                    If Purchaser determines, in its sole discretion, that the exercise of this right would subject Purchaser to any divestiture requirement under the
                    Bank Holding Company Act, this right shall be void.

Change in Control/
Sale of Assets:     In the event there occurs a Change of Control (an
                    event which results in Delcor, Inc. or its affiliates owning less than 51% of the voting Common Stock of the Company) or sale of substantially all of the Company's assets, any holder of Preferred Stock may require the Company to redeem all of the shares of Preferred Stock held by such holder at a price equal to the Purchase Price per share plus all Accrued Dividends thereon to the date of redemption.

Transfer Rights:    Beginning eighteen months after the consummation of the
                    Transaction, any holder of the Preferred Stock may sell or transfer in whole or in part, any shares of Preferred Stock held by such holder subject to (i) the Company's consent, which shall not be unreasonably withheld and (ii) the Company's first right of refusal.

Attendance Rights:  Following the Transaction, the Company will permit a representative of the Purchaser to attend all meetings of the Company's Board of Directors or committees.

Reimbursement
of Expenses:        The Purchaser shall be reimbursed for reasonable
                    out-of-pocket expenses (including fees and disbursements for counsel) incurred in connection with the issuance of the Preferred Stock.

Information
Requirements:       The Company will provide the Purchaser with:  (i) annual
                    financial statements audited by a nationally recognized
                    "Big Six" independent accounting firm, (ii) monthly internal financial statements, (iii) an annual budget for the next fiscal year prior to the end of the previous fiscal year, and (iv) any other information as reasonably requested by such Purchaser.

Representations
and
Warranties:         Those customarily found in purchase agreements for
                    similar financings and any additional representations and warranties appropriate in the context of the proposed financing.

                           Class B Common Stock



Issuer:             National Gypsum Company (the "Company").

Facility:           Class B Common Stock (the "Class B Common Stock").

Purchase Price:     $36,109,954, assuming the Transaction Price Per Share
                    shown below.

Shares Issued:      784,999

Transaction
Price Per Share:    $46 (the "Transaction Price Per Share").

Purchaser:          NationsBank Corporation or an affiliate thereof
                    ("NationsBank").

Use of Proceeds:    To facilitate the consummation of the Transaction as
                    described in the Commitment Letter.

Dividend Rights:    To the extent cash dividends on Common Stock are
                    permitted by the Senior Debt Facility and the Preferred Stock, each holder of voting
                    Common Stock and Class B Common Stock shall share ratably in any such dividends.

Voting Rights:      Non-voting, unless required to comply with the Company's
                    bankruptcy order, in which case the Class B Common Stock will have minimal voting rights (voting together with the common shareholders as a single class).

Transfer Rights:    Beginning eighteen months after consummation of the
                    Transaction, any holder of the Class B Common Stock may sell or transfer, in whole or in part, any Class B
                    Common Stock held by such holder subject to (i) the Company's consent, which shall not be unreasonably withheld, and (ii) the Company's first right of refusal. If necessary to facilitate the sale of the Class B Common Stock, the Company will amend its charter provisions to make the Class B
                    Common Stock exchangeable into voting Common Stock of the Company. Any such right to have the Company's charter amended shall be subject to Federal Reserve guidelines.

Conditions
Precedent:          The purchase of the Class B Common Stock will be
                    subject to the execution of a satisfactory Class B
                    Common Stock Purchase Agreement, and any necessary related documents; as well as the satisfaction of conditions precedent as outlined in the Senior Debt Facility, which are hereby incorporated by reference, and any other conditions deemed appropriate by the Purchaser for similar financings and for this transaction in particular.

Attendance Rights:  Following the Transaction, and provided that the
                    Preferred Stock has been redeemed in full, the Company will permit a representative of the Purchaser to attend all meetings of the Company's Board of Directors or committees.

Other Rights:       In addition to the above rights, the Class B Common Stock
                    will provide for:

                    (i)  Customary anti-dilution provisions;

                    (ii) Piggyback rights on any public or private sale of the
                         Company's equity securities; and

                   (iii) Two demand registration rights beginning January
                         1, 1999.
Reimbursement
of Expenses:        The Purchaser shall be reimbursed for reasonable
                    out-of-pocket expenses (including fees and disbursements for counsel) incurred in connection with the issuance of the Class B Common Stock.

Information
Requirements:       The Company will provide the Purchaser with:  (i) annual
                    financial statements audited by a nationally recognized
                    "Big Six" independent accounting firm, (ii) monthly internal financial statements, (iii) an annual budget for the next fiscal year prior to the end of the previous fiscal year, and (iv) any other information as reasonably requested by such Purchaser.

Representations
and Warranties:     Those customarily found in purchase agreements for
                    similar financings and any additional representations and warranties appropriate in the context of the proposed financing.